UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DALMORE GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 GREEN PLACE
(No. and Street)

WOODMERE (City) NY (State) 11598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR SEIDEL (646) 873-7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THAYER O'NEAL & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

101 PARKLANE BLVD, SUITE 201 (Address) SUGARLAND (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR SEIDEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DALMORE GROUP, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RYAN C KATES
Notary Public - State of New York
NO. 01KA6272187
Qualified in Nassau County
My Commission Expires 11/13/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dalmore Group, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Dalmore Group, LLC

Independent Auditor's Opinion

For the Year-ending December 31, 2018



THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dalmore Group, LLC
525 Green place
Woodmere NY 11598

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Dalmore Group, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Dalmore Group, LLC's auditor since 2018.

Sugar Land, TX

March 11, 2019

Dalmore Group, LLC

Financial Statements

For the Year-ending December 31, 2018

Dalmore Group, LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

ASSETS

Cash and cash equivalents	$	20,979
Prepaid expenses and other current assets		25,426
TOTAL ASSETS	$	46,405

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,106
MEMBER'S EQUITY		
Member's Equity		38,299
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	46,405

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Statement of Operations
As of and for the Year-Ended December 31, 2018

REVENUES		
Private Placement Fees	$	1,291,595
Referral Fees		955,588
Advisory Fees		375,185
Service Fees		34,575
Compliance Fee Income		10,000
Total Revenues		2,666,943
EXPENSES		
Commission to Registered Representatives		2,058,811
Compensation		305,999
Compensation to Other Producers		187,500
Professional Fees		73,086
Regulatory Fees and Expenses		33,453
Computer and Data Services		4,022
Occupancy		625
Insurance		505
Other Expenses		240
Total Expenses		2,664,241
Net Gain	$	2,702

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Net Gain	$	2,702
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in Assets and Liabilities:		
Increase in accounts receivable		-
Increase in prepaid expenses and other current assets		(4,196)
Increase in accounts payable and accrued expenses		956
NET CASH USED IN OPERATING ACTIVITIES		(538)
CASH FLOWS FROM INVESTING ACTIVITIES:		
NET CASH USED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE IN CASH		(538)
CASH AND CASH EQUIVALENTS DECEMBER 31, 2017		21,517
CASH AND CASH EQUIVALENTS DECEMBER 31, 2017	$	20,979

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Statement of Changes in Member's Equity
As of and for the Year-Ended December 31, 2018

Member's Equity - December 31, 2017	$	35,597
Net Gain		2,702
Member's Equity - December 31, 2018	$	38,299

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE 1 – ORGANIZATION

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Revenue recognition

The Company is entitled to placement and / or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

Fair values of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2018 through March 11, 2019 when the financial statements were issued.

Dalmore Group, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2018

Dalmore Group, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	38,299
Non-Allowable Assets	$	25,426
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	12,873

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	541
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	7,873

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	8,106
Percentage of Aggregate Indebtedness to Net Capital		62.97%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	12,873
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	12,873
Reconciled Difference	$	-

Dalmore Group, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $12,873 which was $7,873 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 62.97%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. The firm is approved for business lines pursuant to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii), however during fiscal year 2018 the firm did not operate pursuant to that exemption. By default, the firm relied on the exemptive provisions of SEA Rule 15c3-3(k)(2)(i). There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Dalmore Group, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on Dalmore Group, LLC's Exemption



Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Oscar Seidel
Dalmore Group, LLC
525 Green place
Woodmere, NY 11598

Dear Oscar Seidel:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Dalmore Group, LLC identified 15c3-3(k)(2)(i) as the provision under which it claims exemption from 17 C.F.R. §240.15c3-3. Dalmore Group, LLC stated that it is approved pursuant to the 15c3-3(k)(2)(ii) exemption but operated under (k)(2)(i) throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Dalmore Group, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dalmore Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March 11, 2019

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dalmore Group, LLC
525 Green Place
Woodmere, NY 11598

_____

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dalmore Group, LLC is approved for business lines pursuant to the exemptive provisions of SEA
Rule 15c3-3(k)(2)(ii), however during fiscal year 2018 the firm did not operate pursuant to that
expemption. By default, the firm relied on the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

To the best knowledge and belief, Dalmore Group, LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3

2. We have met the identified exemption from January 01, 2018 through
    December 31, 2018, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards

_____
Oscar Seidel
President
Dalmore Group, LLC

Dalmore Group, LLC

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2018



Dalmore Group, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Dalmore Group, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by Dalmore Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Dalmore Group, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Dalmore Group, LLC's management is responsible for Dalmore Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March 11, 2019

a member of the Public Company CPA Alliance | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Revenues

Income from fees	$	2,666,943
Total revenues (FOCUS Line 12/Part IIA Line 9)		2,666,943

Deductions

Total deductions	10,000

SIPC net operating revenues	$	2,656,943

SIPC general assessment at .0015	$	3,985
Less: Overpayment		(1,879)
Assessment balance due		2,106